Exhibit 12.1

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Three Months Ended
	Ended March 31,
	2009	2008
Income (loss) from continuing operations before taxes	$(649)	$418
Sub-total of fixed charges	71	87
Sub-total of adjusted income (loss)	(578)	505
Interest on annuities and financial products	638	548
Adjusted income base	$60	$1,053
Fixed Charges
Interest and debt expense (1)	$64	$76
Interest expense related to uncertain tax positions	3	5
Portion of rent expense representing interest	4	6
Sub-total of fixed charges excluding interest on annuities and financial products	71	87
Interest on annuities and financial products	638	548
Total fixed charges	$709	$635

Ratio of sub-total of adjusted income to sub-total of fixed charges excluding interest on
annuities and financial products (2)	NM	5.80
Ratio of adjusted income base tototal fixed charges (2)	NM	1.66

(1)	Interest and debt expense excludes a $64 million gain related to the early retirement of debt in the first quarter 2009.
(2)
The ratios of earnings to fixed charges, for the three months ended March 31, 2009, indicated less than one-to-one coverage and are therefore not presented.  Additional earnings of $649 million would have been required for the three months ended March 31, 2009, to achieve ratios of one-to-one coverage.